Jagged Peak, Inc.

(727) 499-1717

September 12, 2007

Mr. Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

Mail Stop 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jagged Peak, Inc. Amendment 1 to Form SB-2 Filed August 6, 2007 File No. 333-142099 Form 10-QSB for the Three Months Ended June 29, 2007 File August 10, 2007 File No. 0-31735

Dear Mr. Shuman:

On behalf of Jagged Peak, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated September 7, 2007, with respect to the filing set forth above. For your convenience, the Staff’s comments are set forth in bold below. In further response to the Staff’s comments, simultaneously herewith, the Company is filing its second amendment to the above-referenced registration statement.

Amendment 1 to Form SB-1

Selling Securityholders, page 11

1.	Please disclose the origin of the additional 50,000 shares to be sold by Scott R. Griffith and Jesse B. Shelmire, as disclosed in the table on page 13.

In response to the Staff’s comment, we supplementally advise you that the shares originated from their initial fee for assisting Jagged Peak with the presentation and their own due diligence prior to Jagged Peak being introduced to any potential sources of capital. In an effort to get this registration completed, they have voluntarily agreed to eliminate these 100,000 shares from the registration.

Financial Statements, page 41

2.	Please update the financial statements and related disclosure to include the three month period ending on June 29, 2007.

In response to the Staff’s comment, we have updated the financial statements since the June 29, 2007 financial statements have been published since our last amendment.

Form 10-QSB/A

Item 3. Controls and Procedures

3.	Please see Item 308(c) of Regulation S-B which states, in part, that the issuer must disclose any change in the internal control over financial reporting “that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” We note that you confirmed that there were no material changes to report in the Form 10-KSB. Please also confirm this for the Form 10-QSB for the three months ended June 29, 2007 and also confirm that you will conform the language in future reports to that required by Item 308(c) of Regulation S-B.

In response to the Staff’s comment, we supplementally advise you that there have been no material changes to the Company’s financial controls or procedures in the year ended December 31, 2006. Additionally, we confirm that all future filings on Form 10-QSB will conform to the language required by Item 308(c) of Regulation S-B.

Certifications

4.	Please see Release 33-8238 dated June 5, 2003. Although you are current- ly not subject to Items 308(a) and (b) of Regulation S-B, you include the introduction to paragraph 4 of the Certifications language stating that the certifying officer is responsible for establishing and maintaining internal control over financial reporting. You also include paragraph 4(b) in the Certifications. However, it does not appear that the certifying officers evaluated these controls or reached a conclusion regarding their effective-ness. Until the company is subject to the reporting requirements of Item 308(a) and (b) of Regulation S-B, please consider modifying paragraph 4 of the Certifications as contemplated by the referenced release.

In response to the Staff’s comment, we appreciate this comment as this has been a contention point between the Company and our attorneys. The Company will modify any future filings until the company is subject to the reporting requirements of Item 308(a) and (b) of Regulation S-B, as suggested.

Should you have any further questions or comments, please call me at the number indicated above. We look forward to working with you to finalize this process and obtain the effectiveness of the registration statement.

Very truly yours,

/s/ Andrew J. Norstrud
Andrew J. Norstrud
Chief Financial Officer

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